UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                             Rotech Healthcare Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                        Common Stock (Par Value $0.0001)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                    778669101
                      -------------------------------------
                                  CUSIP NUMBER


                                December 31, 2008
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [x] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (A) [ ]
    (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,532,007
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  2,532,007
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,532,007

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.92%

12. TYPE OF REPORTING PERSON

    FI

    * In accordance with Securities Exchange Act Release No. 39538 (January 12,
    1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Deutsche Bank AG, London Branch

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (A) [ ]
    (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,271,396
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  2,271,396
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,271,396

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    8.90%

12. TYPE OF REPORTING PERSON

    CO, BK

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Deutsche Bank Securities Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (A) [ ]
    (B) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     260,611
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  260,611
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    260,611

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    1.02%

12. TYPE OF REPORTING PERSON

    BD, CO

Item 1(a).        Name of Issuer:

                  Rotech Healthcare Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2600 Technology Drive Suite 300
                  Orlando, FL 32804
                  United States

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  Theodor-Heuss-Allee 70
                  60468 Frankfurt am Main
                  Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.0001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [X] Broker or dealer registered under section 15 of the
                          Act;

                          Deutsche Bank Securities Inc.

                  (b) [X] Bank as defined in section 3(a)(6) of the Act;

                          Deutsche Bank AG, London Branch

                  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act;

                  (d) [ ] Investment Company registered under section 8 of the
                          Investment Company Act of 1940;

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)
                          (1)(ii)(E);

                  (f) [ ] An employee benefit plan, or endowment fund in
                          accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g) [ ] parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j) [X] A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  (k) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.           Ownership.

                  (a) Amount beneficially owned:

                      The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b) Percent of class:

                      The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                  (c) Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:

                            The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                      (ii)  shared power to vote or to direct the vote:

                            The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                      (iii) sole power to dispose or to direct the disposition
                            of:

                            The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                      (iv) shared power to dispose or to direct the disposition of:

                            The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Subsidiary                            Item 3 Classification

                    Deutsche Bank AG, London Branch       Bank

                    Deutsche Bank Securities Inc.         Broker Dealer

Item 8.             Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.             Notice of Dissolution of Group.

                    Not applicable.

Item 10.            Certification.

        By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2009






                                              Deutsche Bank AG

                                              By:  /s/ Jeffrey A. Ruiz
                                              Name:    Jeffrey A. Ruiz
                                              Title:   Director

                                              By:  /s/ Cesar A. Coy
                                              Name:    Cesar A. Coy
                                              Title:   Assistant Vice President

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2009






                                              Deutsche Bank Securities Inc.

                                              By:  /s/ Margaret M. Adams
                                              Name:    Margaret M. Adams
                                              Title:   Director

                                              By:  /s/ Jeffrey A. Ruiz
                                              Name:    Jeffrey A. Ruiz
                                              Title:   Director